Exhibit 12

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended,
($ in millions)	2008	2007	2007	2006	2005	2004	2003
Earnings
Consolidated net (loss) income	(5,594)	($1,608)	($2,332)	$2,125	$2,282	$2,894	$2,506
Income tax expense	94	241	390	103	1,197	1,362	1,364
Equity-method investee distribution	65	42	65	651	283	259	73
Equity-method investee loss (earnings)	62	(80)	5	(512)	(142)	(169)	(48)
Minority interest expense	2	1	2	(9)	(57)	2	55

Consolidated (loss) income before income taxes, minority interest and income or loss from equity investees	(5,371)	(1,404)	(1,870)	2,358	3,563	4,348	3,950
Fixed charges	8,974	11,225	14,966	15,655	12,754	9,682	7,809

Earnings available for fixed charges	3,603	9,821	13,096	18,013	16,317	14,030	11,759
Fixed Charges
Interest, discount, and issuance expense on debt	8,922	11,163	14,887	15,560	12,654	9,598	7,729
Portion of rentals representative of the interest factor	52	62	79	95	100	84	80

Total fixed charges	8,974	11,225	14,966	15,655	12,754	9,682	7,809
Ratio of earnings to fixed charges (a)	0.40	0.87	0.88	1.15	1.28	1.45	1.51

(a)	The ratio calculation indicates a less than one-to-one coverage for various periods indicated, which means earnings available for fixed charges for those periods were inadequate to cover total fixed charges.

The deficiencies were: $5.371 billion for the nine months ended September 30, 2008; $1.404 billion for the nine months ended September 30, 2007; and $1.870 billion for the year ended 2007.